Exhibit 99.1

NEWS RELEASE

YAMANA GOLD INCREASES DIVIDEND BY 10%
FIRST QUARTER DIVIDEND DECLARED

TORONTO, ONTARIO, February 22, 2012 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that the Board of Directors approved a further 10% increase in the Company’s annual dividend to $0.22 per share and declared the first quarter dividend of $0.055 per share. This represents an 83% increase over the last 12 months. The quarterly dividend declared is payable to shareholders of record at the close of business on March 30, 2012, and will be paid on April 13, 2012.  The dividend is an “eligible dividend” for Canadian tax purposes.

Yamana is committed to delivering value to shareholders, across all measures including cash value by means of dividends.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

(All amounts are expressed in United States dollars unless otherwise indicated.)